

September 19, 2019

Alfred G. Merriweather
Chief Financial Officer
Adamas Pharmaceuticals, Inc.
1900 Powell Street, Suite 1000
Emeryville, CA 94608

> **Re: Adamas Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 4, 2019**
> **File No. 001-36399**

Dear Mr. Merriweather:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1. Business
Commercial activities, including sales and marketing, page 8

1. Please tell us the name of your specialty pharmacy customer responsible for approximately 99% of your product revenue. Represent to us that you will disclose the name of this customer in future periodic filings. In addition, file your agreement with this specialty pharmacy as an exhibit and provide us proposed disclosure to be provided in future filings of the material terms under the agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Rolf Sundwall at 202-551-3105 or Sasha Parikh at 202-551-3627 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance